UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                       ATLAS AIR WORLDWIDE HOLDINGS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    049164205
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      049164205
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:            *
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:          *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:       *
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:     *
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,472,844*

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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     7.5%*
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  14)  Type of Reporting Person (See Instructions):     IA, IN
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*  Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"),  is the holder of 218,363 shares of the common stock, par value $0.01 per share (the "Shares"), of Atlas Air Worldwide Holdings, Inc., a Delaware corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 697,741 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 188,980 Shares, Cerberus Series Three Holdings, LLC, a Delaware limited liability company ("Cerberus Series Three"), is the holder of 290,541 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America One"), is the holder of 31,385 Shares, and Cerberus America Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus America Two"), is the holder of 45,834 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two. Thus, as of January 10, 2006, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,472,844 Shares, or 7.5% of the Shares deemed issued and outstanding as of that date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following after the last paragraph thereof:

          Pursuant to the Plan of Reorganization, on November 1, 2005, Cerberus received, for itself and on behalf of the other Cerberus Entities, an interim distribution of 844 Shares. In addition to the Shares distributed to Cerberus on behalf of itself and the other Cerberus Entities on November 1, 2005 pursuant to the Plan of Reorganization, each of the Cerberus Entities purchased Shares in ordinary brokerage transactions from October 13, 2005 through and including January 10, 2006. Such ordinary brokerage transactions that occurred during the sixty days on or prior to January 10, 2006 are described in more detail in Item 5 below. All funds used to purchase Shares on behalf of Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two came directly from the assets of Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two, respectively.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on May 25, 2006, there were 19,966,134 Shares issued and outstanding as of May 4, 2006. As of January 10, 2006, Cerberus was the holder of 218,363 Shares, International was the holder of 697,741 Shares, Cerberus Series Two was the holder of 188,980 Shares, Cerberus Series Three was the holder of 290,541 Shares, Cerberus America One was the holder of 31,385 Shares and Cerberus America Two was the holder of 45,834 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two. Thus, as of January 10, 2006, for the purposes of Reg.
Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 1,472,844 Shares, or 7.5% of the Shares deemed issued and outstanding as of that date.

          The following tables detail the transactions during the sixty days on or prior to January 10, 2006 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus
                                   -----------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    January 10, 2006                  40,000                       $43.5978


                                     (Sales)

                                      NONE



                                II. International
                                -----------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    January 10, 2006                 129,500                       $43.5978


                                     (Sales)

                                      NONE



                            III. Cerberus Series Two
                            ------------------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    January 10, 2006                  35,000                       $43.5978


                                     (Sales)

                                      NONE

                            IV. Cerberus Series Three
                            -------------------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    January 10, 2006                  53,000                       $43.5978


                                     (Sales)

                                      NONE



                             V. Cerberus America One
                             -----------------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    January 10, 2006                   6,000                       $43.5978


                                     (Sales)

                                      NONE



                            VI. Cerberus America Two
                            ------------------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    January 10, 2006                   8,500                       $43.5978


                                     (Sales)

                                      NONE

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 10, 2006


                                        /s/ Stephen Feinberg
                                        ------------------------------------
                                        Stephen Feinberg, on behalf of  Cerberus
                                        Associates,  L.L.C., the general partner
                                        of Cerberus Partners, L.P., and Cerberus
                                        International, Ltd., Cerberus Series Two
                                        Holdings,   LLC,  Cerberus Series  Three
                                        Holdings,  LLC,  Cerberus America Series
                                        One Holdings,  LLC and Cerberus  America
                                        Series Two Holdings, LLC



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).